Exhibit 12.1

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amount in thousands of dollars)

	Year Ended June 30,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$0	$109	$225	$279	$324
Interest expenses related to finance lease	23	72	41	77	18
Total fixed charges	$23	$181	$266	$356	$342

Earnings available for fixed charges:
(Income) loss before taxes	$(989)	$3,867	$335	$1,574	(16,498)
Less: Fixed charges	23	181	266	356	342
Less: net loss - noncontrolling interest	104	—	—	—	—
Total Earnings available for fixed charges	$(1,116)	$3,686	$69	$1,218	(16,840)

Ratio of earnings to fixed charges	(48.52)	20.36	0.26	3.42	(49.24)
		(A)	(B)	( C)

(A)	Due to the Company's loss in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,867 to achieve a coverage ratio of 1:1.
(B)	Due to the Company's loss in 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $335 to achieve a coverage ratio of 1:1.
(C)	Due to the Company's loss in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1,574 to achieve a coverage ratio of 1:1.